FOR IMMEDIATE RELEASE	September 16, 2026

Micromem Closes Private Placement, Extends Warrants

Toronto, Ontario and New York, New York, September 16, 2026 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM) (OTCQB: MMTIF) announces closing of its non-brokered private placement (the "Private Placement") previously announced in its news release issued on September 4, 2026. Micromem raised gross proceeds of approximately C$148,840 by placing a total of 5,953,600 units at a price of C$0.025 per unit, each unit being comprised of one common share and one warrant exercisable at C$0.05 per share for a period of three years following the issuance date. A total of 5,953,600 common shares and 5,953,600 warrants were issued in this Private Placement, will all securities being subject to a four-month hold period. No insiders participated in this Private Placement and all subscribers are at arm's length.

Micromem intends to use the net proceeds raised through the Private Placement for working capital. Closing of the Private Placement is subject to certain conditions, including compliance with post-closing requirements of the Canadian Securities Exchange (CSE).

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

The Company also announces that a total of 9,066,400 warrants exercisable at C$0.06 per share are being extended effective the following date of this news release and therefore will be due to expire one year from the date of the original expiry.  These warrants were originally issued in connection with a private placement completed on October 8, 2025 for a term of one year and were due to expire on October 8, 2026; after extension, the warrants will expire on October 8, 2027. All other terms of the extended warrants will remain unchanged. No warrants being extended are held by insiders of Micromem. The Company will notify each warrant holder of the aforementioned extension, but it will not issue replacement warrant certificates. Original warrant certificates must be presented to the Company in order to effect the exercise of such warrants. Completion of the term extension is subject to compliance with the requirements of the CSE.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF) (CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

###

Listing: OTCQB - Symbol: MMTIF
 CSE - Symbol: MRM

Shares issued: 663,635,591

SEC File No: 0-26005

Investor Contact: info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com